CONFIRMING STATEMENT

This Statement confirms that the undersigned, James Huang, has authorized and designated each of Cynthia W. Hu and Sara Capitelli to execute and file on the undersigned’s behalf Form 3, and all Forms 4 and 5 (including any amendments thereto) that the undersigned may be required to file with the U.S. Securities and Exchange Commission as a result of the undersigned’s ownership of or transactions in securities of EntreMed, Inc., The authority of Cynthia W. Hu and Sara Capitelli under this Statement shall continue until the undersigned is no longer required to file Forms 4 and 5 with regard to his ownership of or transactions in securities of EntreMed, Inc., unless earlier revoked in writing. The undersigned acknowledges Cynthia W. Hu and Sara Capitelli are not assuming any of the undersigned’s responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

Date: April 8, 2013	/s/ James Huang
James Huang